UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      Genesis Capital Corporation of Nevada
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   37183K 10 6
                                 (CUSIP Number)


               Reginald Davis, 11701 South Freeway, Burleson Texas
        76028 (Name, address and telephone number of person authorized to receive notices and communications)

                               September 28, 1999
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                      Page 2 of 19 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hudson Consulting Group, Inc.

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A) (   )
                                                                      (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

        OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Hudson Consulting Group is incorporated in the State of Nevada

                           7)  SOLE VOTING POWER                      564,040
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                          0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                 564,040
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                    0


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        564,040

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.3 %

14)  TYPE OF REPORTING PERSON

        CO

Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share, of Genesis Capital Corporation of Nevada ("Common Stock"). Genesis Capital Corporation of Nevada ("Genesis") is a Nevada corporation with its current principal offices at 11701 South Freeway, Burleson, Texas, 76028. The principal offices of Hudson Consulting Group, Inc. are at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by Hudson Consulting Group, Inc., a Nevada corporation ("Hudson").

(b) The business address for Hudson is 268 West 400 South, Salt Lake City, Utah 84101.

(c) The principal business of Hudson is providing financial and business consulting services.

(d) Hudson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Hudson has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hudson is a Nevada corporation

Item 3.  Source and Amount of Funds or Other Consideration

         Out of the total 564,040 shares of Genesis stock currently held by Hudson, and the subject of this Schedule, 31,400 shares were acquired by Hudson pursuant to a private placement on March 25, 1999, and the other 532,640 shares were issued to Hudson pursuant to the Consulting Agreement dated March 19, 1999 and the Addendum #1 to the Acquisition Agreement dated May 10, 1999. Pursuant to the March 19 Agreement, Hudson was entitled to 455,000 shares of Genesis stock for consulting services, and the May 10 Agreement entitled Hudson to receive the remaining 77,640 shares for additional consulting services.

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Genesis. Hudson is a financial consulting firm that specializes in assisting private companies in becoming public, debt settlement and other business related services. Genesis is currently a public shell with no operations.

         Hudson's intentions are to assist Genesis in finding a suitable partner for a merger or an acquisition candidate which (1) may cause a change in the present board of directors of Genesis; (2) the present capitalization of Genesis; (3) changes in Genesis' charter and (4) other material changes which are not known at this time.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Hudson may be found in rows 7 - 11 and 13 of the cover page.


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



(b) The powers that Hudson has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Hudson is 564,040 shares of Common Stock which were acquired pursuant to the March 19, 1999 and May 10, 1999 Agreements as well as the March 25 issuance under Rule 504.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d) Richard D. Surber has power to direct the receipt of dividends from, or the proceeds from the sale of, such securities by virtue of his position as the President of Hudson..

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are currently no contracts, arrangements, understandings or relationships with respect to securities of Genesis.

Item 7.  Material to Be Filed as Exhibits.

     A. Attached as Exhibit A is a copy of the Consulting Agreement dated March 19, 1999 between Hudson and Genesis.

     B. Attached as Exhibit B is a copy of the Addendum #1 to Acquisition Agreement, dated May 10, 1999.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            Hudson Consulting Group, Inc.


Date: Feb 18, 2000                           /s/ Richard D. Surber
                                            ------------------------------
                                            Richard D. Surber, President




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Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1061).